SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2018

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes  ___  No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

-	Press release dated March 15, 2018;
-	Press release dated March 16, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name: Vanessa Siscaro
Title: Head of Corporate
Secretary’s Staff Office

Date: March 31, 2018

2017 Consolidated Financial Statements

and Draft Financial Statements of the Parent Company

Convening of the Annual Shareholders’ Meeting

•  Consolidated and separate financial statements: confirmed 2017 preliminary results announced on February 16, 2018

•  Dividend proposal: €0.80 per share (of which €0.40 already paid in September 2017)

Rome, March 15, 2018 – Today, the Board of Directors approved Eni’s consolidated financial statements and the separate draft financial statements of the parent company for the year ending December 31, 2017. They confirm 2017 preliminary results announced on February 16, 2018. Consolidated net profit amounted to €3,374 million and net profit of the parent company amounted to €3,586 million.

The Board of Directors intends to submit a proposal for the distribution of a cash dividend of €0.80 per share at the Annual Shareholders’ Meeting. Included in this annual distribution is the €0.401 per share, which was paid as an interim dividend in September 2017. The balance of €0.40 per share is payable to shareholders on May 23, 2018 with the ex-dividend date being May 21, 2018.

An Annual Report on Form 20-F will be filed with the U.S. SEC and Italian market authorities by the 10th of April 2018. This report will be disseminated via the Company’s headquarters, and on Eni's website (eni.com) and through other sources provided by the current regulation. Enclosed are the 2017 IFRS consolidated statements and those of the parent company Eni SpA.

The Board of Directors also approved the “Consolidated report on non-financial information” included in the management discussion of the 2017 Annual Report. This report, prepared in conformity with the Italian Legislative Decree N. 254/2016, discloses the group’s activities, the performances achieved and the outcomes in environmental, social, employees matters, respect for human rights, as well as anti-corruption and bribery matters.

The Board of Directors also approved the Report on Corporate Governance and Shareholding Structure and the Remuneration Report prepared in conformity with article No. 123-bis and 123-ter of the Italian comprehensive code for exchanges and securities, respectively. These reports will be made available at the Company's headquarters and published on Eni’s website, in the “Publications” section and in accordance with current regulation, together with the 2017 Annual Report on Form 20-F.

Convening of the Ordinary Shareholders' Meeting on May 10, 2018 (single call)

The Board of Directors convened the Annual Shareholders' Meeting on May 10, 2018 - Ordinary Meeting –to (i) approve the 2017 financial statements of the parent company and the dividend proposal; (ii) express its consultative vote on the remuneration policy for 2018 as disclosed in the first section of the Remuneration Report; and (iii) appoint the independent external audit firm for the 2019-2027 nine-year period.

1 Dividends, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

* * *

Eni’s Chief Financial and Risk Management Officer, Massimo Mondazzi, in his capacity as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

* * *

Eni

Società per Azioni Roma, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release is also available on the Eni web site eni.com.

Attachment

IFRS Consolidated Financial Statements

PROFIT AND LOSS ACCOUNT

	Full Year
(€ million)	2017	2016
REVENUES
Net sales from operations	66,919	55,762
Other income and revenues	4,058	931
Total revenues	70,977	56,693
OPERATING EXPENSES
Purchases, services and other	(52,461)	(44,124)
Payroll and related costs	(2,951)	(2,994)
Other operating (expense) income	(32)	16
Depreciation, Depletion and Amortization	(7,483)	(7,559)
Impairment reversals (Impairment losses), net	225	475
Write-off of tangible and intangible assets	(263)	(350)
OPERATING PROFIT (LOSS)	8,012	2,157
FINANCE INCOME (EXPENSE)
Finance income	3,924	5,850
Finance expense	(5,886)	(6,232)
Income (expense) from other financial activities held for trading	(111)	(21)
Derivative financial instruments	837	(482)
	(1,236)	(885)
INCOME (EXPENSE) FROM INVESTMENTS
Share of profit (loss) of equity-accounted investments	(267)	(326)
Other gain (loss) from investments	335	(54)
	68	(380)
PROFIT (LOSS) BEFORE INCOME TAXES	6,844	892
Income taxes	(3,467)	(1,936)
Net profit (loss) - continuing operations	3,377	(1,044)
Net profit (loss) - discontinued operations		(413)
Net profit (loss)	3,377	(1,457)
Eni's shareholders:
- continuing operations	3,374	(1,051)
- discontinued operations		(413)
	3,374	(1,464)
Non controlling interest
- continuing operations	3	7
- discontinued operations
	3	7
Net profit (loss) per share attributable to Eni's shareholders (€ per share)
- basic	0.94	(0.41)
- diluted	0.94	(0.41)
Net profit (loss) per share - continuing operations attributable to Eni's shareholders (€ per share)
- basic	0.94	(0.29)
- diluted	0.94	(0.29)

BALANCE SHEET

(€ million)
	Dec. 31, 2017	Dec. 31, 2016
ASSETS
Current assets
Cash and cash equivalents	7,363	5,674
Other financial activities held for trading	6,012	6,166
Other financial assets available for sale	207	238
Trade and other receivables	15,737	17,593
Inventories	4,621	4,637
Current tax assets	191	383
Other current tax assets	729	689
Other current assets	1,573	2,591
	36,433	37,971
Non-current assets
Property, plant and equipment	63,158	70,793
Inventory - compulsory stock	1,283	1,184
Intangible assets	2,925	3,269
Equity-accounted investments	3,511	4,040
Other investments	219	276
Other financial assets	1,675	1,860
Deferred tax assets	4,078	3,790
Other non-current assets	1,323	1,348
	78,172	86,560
Assets held for sale	323	14
TOTAL ASSETS	114,928	124,545
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,242	3,396
Current portion of long-term debt	2,286	3,279
Trade and other payables	16,748	16,703
Income taxes payable	472	426
Other taxes payable	1,472	1,293
Other current liabilities	1,515	2,599
	24,735	27,696
Non-current liabilities
Long-term debt	20,179	20,564
Provisions for contingencies	13,447	13,896
Provisions for employee benefits	1,022	868
Deferred tax liabilities	5,900	6,667
Other non-current liabilities	1,479	1,768
	42,027	43,763
Liabilities directly associated with assets held for sale	87
TOTAL LIABILITIES	66,849	71,459
SHAREHOLDERS' EQUITY
Non-controlling interest	49	49
Eni shareholders' equity:
Share capital	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	183	189
Other reserves	42,490	52,329
Treasury shares	(581)	(581)
Interim dividend	(1,441)	(1,441)
Net profit (loss)	3,374	(1,464)
Total Eni shareholders' equity	48,030	53,037
TOTAL SHAREHOLDERS' EQUITY	48,079	53,086
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	114,928	124,545

CASH FLOW STATEMENTS

	Full Year
(€ million)	2017	2016
Net profit (loss)	3,377	(1,044)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	7,483	7,559
Impairment losses (impairment reversals), net	(225)	(475)
Write-off of tangible and intangible assets	263	350
Share of (profit) loss of equity-accounted investments	267	326
Gains on disposal of assets, net	(3,446)	(48)
Dividend income	(205)	(143)
Interest income	(283)	(209)
Interest expense	671	645
Income taxes	3,467	1,936
Other changes	894	(9)
Changes in working capital:
- inventories	(346)	(273)
- trade receivables	657	1,286
- trade payables	284	1,495
- provisions for contingencies	96	(1,043)
- other assets and liabilities	749	647
Cash flow from changes in working capital	1,440	2,112
Net change in the provisions for employee benefits	38	22
Dividends received	291	212
Interest received	104	160
Interest paid	(582)	(780)
Income taxes paid, net of tax receivables received	(3,437)	(2,941)
Net cash provided by operating activities	10,117	7,673
Investing activities:
- tangible assets	(8,490)	(9,067)
- intangible assets	(191)	(113)
- investments	(510)	(1,164)
- securities	(316)	(1,336)
- financing receivables	(657)	(1,208)
- change in payables in relation to investing activities and capitalized depreciation	152	(8)
Cash flow from investing activities	(10,012)	(12,896)
Disposals:
- tangible assets	2,745	19
- intangible assets	2
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	2,662	(362)
- income taxes paid on disposals	(436)
- investments	482	508
- securities	224	20
- financing receivables	999	8,063
- change in receivables in relation to disposals	(434)	205
Cash flow from disposals	6,244	8,453
Net cash used in investing activities	(3,768)	(4,443)

(CONTINUED) CASH FLOW STATEMENTS

	Full Year
(€ million)	2017	2016
Increase in long-term debt	1,842	4,202
Repayments of long-term debt	(2,973)	(2,323)
Increase (decrease) in short-term debt	(581)	(2,645)
	(1,712)	(766)
Dividends paid to Eni's shareholders	(2,880)	(2,881)
Dividends paid to non-controlling interests	(3)	(4)
Net cash used in financing activities	(4,595)	(3,651)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	7	(5)
Effect of cash and cash equivalents relating to discontinued operations		889
Effect of exchange rate changes on cash and cash equivalents and other changes	(72)	2
Net cash flow for the period	1,689	465
Cash and cash equivalents - beginning of the period (excluding discontinued operations)	5,674	5,209
Cash and cash equivalents - end of the period (excluding discontinued operations)	7,363	5,674

IFRS Financial Statements of the parent company

PROFI AND LOSS ACCOUNT

	Full Year
(€ million)	2017	2016
REVENUES
Net sales from operations	28,984	27,718
Other income and revenues	2,316	547
Total Revenues	31,300	28,265
OPERATING EXPENSES
Purchases, services and other	(27,358)	(27,247)
Payroll and related costs	(1,159)	(1,179)
Other operating (expense) income	(239)	(50)
Depreciation, Depletion and Amortization	(727)	(815)
Impairment reversals (Impairment losses), net	(111)	(443)
Write-off of tangible and intangible assets	(5)	(209)
OPERATING PROFIT (LOSS)	1,701	(1,678)
FINANCE INCOME (EXPENSE)
Finance income	1,682	2,149
Finance expense	(2,698)	(2,540)
Income (expense) from other financial activities held for trading	(110)	(21)
Derivative financial instruments	480	(34)
	(646)	(446)
INCOME (EXPENSE) FROM INVESTMENTS	2,702	6,058
NET PROFIT BEFORE TAXES - continuing operations	3,757	3,934
Income taxes	(171)	232
NET PROFIT - continuing operations	3,586	4,166
NET PROFIT - discontinued operations		355
NET PROFIT	3,586	4,521

BALANCE SHEET

(€ million)
	Dec. 31, 2017	Dec. 31, 2016

ASSETS
Current Assets
Cash and cash equivalents	6,214	4,583
Other financial activities held for trading	5,793	6,062
Trade and other receivables:	8,587	15,658
- financial receivables	2,700	7,763
- trade and other receivables	5,887	7,895
Inventories	1,389	1,277
Current income tax assets	59	92
Other current tax assets	267	346
Other current assets	693	1,011
	23,002	29,029
Non-current assets
Property, plant and equipment	7,178	8,046
Inventory - compulsory stock	1,297	1,172
Intangible assets	195	1,205
Equity-accounted investments	42,337	40,009
Other financial assets	4,832	1,428
Deferred tax assets	1,152	1,185
Other non-current receivables	481	700
	57,472	53,745
Assets held for sales	2	4
TOTAL ASSETS	80,476	82,778
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	4,146	4,159
Current portion of long-term debt	1,973	3,014
Trade and other payables	6,225	6,209
Income taxes payable	64	4
Other taxes payable	809	887
Other current liabilities	872	1,205
	14,089	15,478
Non-current liabilities
Long-term debt	18,843	19,554
Provisions for contingencies	3,781	4,054
Provisions for employee benefits	353	391
Other non-current liabilities	881	1,366
	23,858	25,365
TOTAL LIABILITIES	37,947	40,843
SHAREHOLDERS’ EQUITY
Share capital	4,005	4,005
Legal reserve	959	959
Other reserves	36,001	34,472
Interim dividend	(1,441)	(1,441)
Treasury shares	(581)	(581)
Net profit	3,586	4,521
TOTAL SHAREHOLDERS’ EQUITY	42,529	41,935
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	80,476	82,778

“In the past four years we have transformed the company, delivering on our strategy to strengthen Eni both operationally and financially.

Now, we are entering a renewed phase of strong and enhanced industrial expansion, driven by a deeper business integration and a relentless focus on efficiency and capital discipline.

In a world where there is an emphasis on reducing carbon footprints, we believe that our low-cost resources, global exposure to clean natural gas and our unique business model in renewables will be a distinct competitive advantage.

The dividend increase announced today mirrors our commitment to a progressive remuneration policy, is the result of the business and financial improvements achieved so far as well as our confidence in further value growth”.

Claudio Descalzi, Eni CEO

ENHACING VALUE THROUGH BUSINESS INTEGRATION AND FINANCIAL
DISCIPLINE: DIVIDEND 2018 €0.83 PER SHARE, +3.75% vs 2017

MAIN TARGETS 2018-21

UPSTREAM

o	Exploration: 2 bln boe of new resources
o	Production: CAGR 3.5% per year; approx. +4% 2018 vs 2017
o	CAPEX cash neutrality: 40 $/bbl Brent
o	New projects average breakeven: < 30 $/bbl
o	Cumulated Free Cash Flow: € 22 bln

CEO Descalzi: “Over the last 4 years, in a low price scenario, we have discovered 4.4 billion barrels and we have considerably increased our exploration licenses three times compared to 2013, and we are ready to open the new exploration campaign based on a potential of 10 billion resources is at our disposal. We intend to invest in exploration approximately € 3.5 billion in the 2018-21 four-year period in over 25 countries. The increase in production will be supported by the growth of existing projects, the launch of new projects and optimization interventions that will contribute in total to about 900 thousand barrels of oil equivalent a day (boed) in 2021. In 2018 the growth of production it will be 4% compared to 2017, higher than the previous guidance”.

MID-DOWNSTREAM

o	Mid-Downstream
o	EBIT end of plan: € 2bln
o	Free Cash Flow 2018-2021: € 4.7 bln
o	LNG: 12 MTPA by 2021, 14 MTPA by 2025
o	Refining breakeven: 3 $/bbl by end 2018
o	EBIT Versalis: € 400 mln in 2021

NEW ENERGY SOLUTIONS

o	1GWp of renewable new capacity installed by 2021, 5 GWp by 2025
o	CAPEX 2018-2021: € 1.2 billion

CEO Descalzi: "We have completed the transformation of mid-downstream businesses and now we are ready for their expansion and growth in value. In the R&M business since 2013 we have halved breakeven by bringing it to less than $ 4 a barrel in 2017 and we intend to reduce it further to $ 3/bl at the end of 2018. In Marketing we expect to consolidate our presence in the countries where we operate, all guaranteeing accumulative free cash flow over 2 billion euros in the period 2018-21. Additionally, we will complete the transformation of the second refinery in Italy into a green plant by 2018, making Eni one of the leading producers of green diesel in Europe. In Chemistry we will consolidate our portfolio focusing on high margin products and green chemistry. At the same time, the contribution of renewables will grow thanks to a distinctive model based on an integrated approach with the other businesses, investing about 1.2 billion for the development of 1GW of new capacity by 2021, ensuring a yield of around 10%.

DECARBONIZATION

•	Emissions reduction: Upstream GHG intensity emissions index by 2025 decreasing by 43% vs 2014
•	Resilient and low carbon oil & gas portfolio
•	Green businesses development: 2018-2021 investments, over €1.8 bln

CEO Descalzi: "We have a clear decarbonisation strategy that is based on 4 main drivers: the reduction of direct GHG emissions, in all our activities, a low-cost and low-carbon portfolio, the development of projects in the field of renewables, and investment in R&D, that is a fundamental element for achieving maximum efficiency in the decarbonisation process ".

FINANCIALS

o	Financial discipline
o	Capex: <€32 billion, €7.7 bln in 4YP, (€7.7 bln in 2018)
o	Upstream new projects breakeven <30$/bbl
o	Solid financial structure: leverage target 0,20-0,25
o	Sustainable growth
o	Organic cash neutrality after dividend: decreased to 55$/bbl vs 57 $/bbl in 2017
o	Organic cash neutrality after dividend by end of plan: 50$/bbl
o	Shareholder remuneration
o	2018 dividend proposal: €0.83 per share (+3.75% vs 2017) full cash
o	Share buybacks to be evaluated in case of cash in excess of the leverage target of 20-25%
o	Progressive distribution policy based on underlying earnings and free cash flow growth

CEO Descalzi: “The results achieved in the period 2014-17 and the expectation of increased cash flows over the course of the plan underpin our proposal to the Board of Directors to increase the dividend by 3.75% to € 0.83 per share. Our rigorous financial discipline and the sustainability of our investments will allow us to reduce our cash neutrality and achieve additional benefits the case of higher oil prices".

2018-2021 Strategic Plan

London, March 16, 2018 - Claudio Descalzi, Eni’s CEO, today presents the company’s 2018-2021 Strategic Plan to the financial community.

Following a successful transformation Eni is stronger, more integrated and positioned well for further growth in the upstream sector. The mid-downstream businesses have been restructured to leave them more financially solid and therefore able to create value even in the presence of low price scenarios. The 2018-21 plan represents the natural evolution of the strategy implemented in previous years and is designed to increase the value of all businesses. On this basis, Eni intends to increase the 2018 dividend to € 0.83 per share, fully paid in cash. The distribution policy will be progressive and based on underlying earnings and free cash flow growth.

Upstream

In exploration, a key driver of value growth, Eni expects to spend about 3.5 billion euros in the period 2018-2021 targeting 2 billion barrels of new resources at the unit cost of about $2, drilling around 115 wells in more than 25 countries worldwide and counting on a renewed net acreage of 400 thousand sq. km.

Hydrocarbon production is expected to grow 3.5% a year over the period 2018-2021 thanks to the ramp-up and start-up of new projects, which will contribute about 700 thousand barrels of oil equivalent per day in 2021, and optimization activities that will contribute in 2021 for about 200 thousand barrels of oil equivalent per day.

The success of the exploration strategy and the broad portfolio of new conventional projects with a breakeven of less than $ 30/barrel, together with a rigorous financial discipline, will generate a cumulative free cash flow of € 22 billion in 2018-2021.

Gas and Power

Gas and Power will grow thanks to the following actions:

•	Accelerated development of the LNG portfolio, which will reach 12 million tons per year of contracted volumes in 2021, and 14 million by 2025, also through the enhancement of the equity component, increasing from 30% in 2017 to 70% in 2021;
•	Enhancement of the gas portfolio in Europe;
•	Growth in the retail sector in Europe, which provides for around 11 million customers in 2021, an increase of 25% compared to 2017. Targeting an additional 11 million customers by 2021.

These actions will allow the business to remain structurally positive in the future, achieving EBIT of 800 million in 2021, of which 60% referred to retail and up over the 300 million of 2018. Free cash flow cumulative of 2018-21 of 2,4 billion euros.

Refining & Marketing and Chemicals

In Refining and Marketing Eni aims to achieve strong growth in the Plan period with an EBIT of € 900 million in 2021 and a cumulative free cash flow in 2018-21 of more than € 2 billion.

To do this, Eni will undertake the following actions:

• Supply and asset optimization in refining activity;

•	Restart of the Sannazzaro EST plant by the end of 2018;
•	Increase of the "green" refining capacity: the bio-refinery in Gela will be operational by the end of 2018 and the second phase of development of Venice completed by 2021;
•	Consolidate leading marketing position in Italy, leveraging new sustainable mobility initiatives.

In Chemicals, Versalis is expected to achieve an EBIT of approximately €400 million in 2021 thanks to:

•	Increasing integration and efficiency, enriching the production portfolio of differentiated products;
•	International development, strengthening its presence in Asia, and increasing its commercial presence in the Americas and in the Far East;

•	Consolidation of organic chemistry by leveraging new industrial platforms from renewable sources.

New Energy Solutions

The new New Energy Solutions business will grow over the four-year period thanks to a distinctive model based on integration with existing assets and activities and will therefore be able to create new opportunities and value; this distinctive model will reduce energy costs for production facilities, thus making more gas available for local consumption or export. The expected return on these projects will be around 10%. Through the ongoing projects and those already identified, Eni's new energy capacity will increase by approximately 400 MW over the next two years. In the medium to long term, Eni will develop 1 GW of new capacity by 2021, investing 1.2 billion euros, and up to 5 GW by 2025.

Decarbonization Process

Eni has outlined a decarbonisation process and pursues a clear and defined climate strategy, integrated with its business model, based on the following levers:

•	Reduction of direct GHG emissions: targeting a reduction in GHG emissions in upstream of 43% compared to 2014 through projects aimed at eliminating process flaring, reducing fugitive emissions of methane and achieving of energy efficiency measures;
•	"Low carbon" oil & gas portfolio characterized by conventional projects developed in phases with low CO2 intensity; the new upstream projects in execution have break-even points below 30 $/bl and therefore can be sustainable even in the presence of low carbon scenarios; overall, the Eni portfolio features hydrocarbon resources with a higher incidence of gas, a bridge towards a future with reduced emissions;
•	Development of business green through the growing commitment to renewable energy, the development of the second phase of the Venice bio-refinery, the startup of the one of Gela by the end of 2018 and consolidation in green chemistry;
•	Commitment to scientific and technological research activities.

The total investment in the four-year period 2018-21 equates to over € 1.8 billion.

Financial strategy

Eni will continue to focus on financial discipline combined with the sustainable growth of industrial projects, in order to accelerate the generation of value for shareholders.

The four-year investment plan, focused on high-value projects with rapid returns, envisages capital expenditure of less than € 32 billion, of which more than 80% will be in Upstream. Approximately € 3.5 billion is expected to be invested in the R&M and Chemicals business with an expected return rate of around 10%. By 2021 over 50% of investments will be uncommitted, ensuring wide flexibility.

In a scenario of 60 $/barrel Brent price, cash generation will grow over the next 4 years, further in the event of higher oil prices. In 2018, at the price of 60$/bl Brent, Eni will realize an operating cash flow of over 11 billion euro, before the change in working capital, and will increase by over 2 billion € in 2021 for the same scenario.

Eni expects organic dividend cash neutrality of $55/barrel in 2018, a further reduction to $50/barrel by the end of the Plan, thanks to the growth in value of all business areas.

In conclusion, this new Plan is characterized by the strong growth of all business lines, sustainable even in challenging scenarios, thanks to the consistency of the actions taken, the boosting integration and financial discipline. The Plan aims to further strengthen the portfolio of Eni’s activities and accelerate the generation of value for shareholders. The remuneration for shareholders will mainly take place through the distribution of dividends, while buy backs will be evaluated in the instance of cash exceeding our leverage target of 20-25%.

For further information on the presentation and to follow the live streaming please visit: www.eni.com

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +39.80011223456

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com